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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                          -----------------------------
                                   SCHEDULE TO
                  TENDER OFFER STATEMENT UNDER SECTION 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               MOTIENT CORPORATION
                   (Name of Subject Company and Person Filing)

           OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $.01 PER SHARE,
              ISSUED UNDER THE MOTIENT CORPORATION STOCK AWARD PLAN
          AND UNDER THE MOTIENT CORPORATION 1999 STOCK OPTION PLAN FOR
                             NON-EMPLOYEE DIRECTORS
                         (Title of Class of Securities)

                                   619908 10 6
                      (CUSIP Number of Class of Securities)

                                David H. Engvall
                  Vice President, General Counsel and Secretary
                            10802 Parkridge Boulevard
                           Reston, Virginia 20191-5416
                                 (703) 758-6000
            (Name, address and telephone number of person authorized
               to receive notices and communications on behalf of
                         the person(s) filing statement)

                                 With a copy to:
                                Alan L. Dye, Esq.
                             Hogan & Hartson L.L.P.
                           555 Thirteenth Street, N.W.
                           Washington, D.C. 20004-1109
                                 (202) 637-5600

                            CALCULATION OF FILING FEE
              Transaction Valuation*             Amount of Filing Fee
--------------------------------------------------------------------------------
                    $982,196                          $196.44

*Calculated solely for purposes of determining the filing fee in accordance with
Section 13(e)(3) of the Securities Exchange Act of 1934 and Rule 0-11 thereunder. This amount assumes the purchase of all options for which this offer is being made.

[] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount previously paid:    Not applicable.  Filing party:     Not applicable.
Form of registration No.:  Not applicable.  Date filed:       Not applicable.

[]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third party tender offer subject to Rule 14d-1.
[ ] going-private transaction subject to Rule 13e-3.

[X] issuer tender offer subject to Rule 13e-4.
[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]

ITEM 1.  Summary Term Sheet.

     The information set forth in "Summary Term Sheet" in the Offer to Exchange (as defined below) is incorporated herein by reference.

ITEM 2.  Subject Company Information.

     (a) The name of the issuer is Motient Corporation, a Delaware corporation (the "Company"), and the address of its principal executive office is 10802 Parkridge Boulevard, Reston, Virginia 20191-5416. The information set forth under "Certain Information About Us" in Section 9 of the Offer to Exchange is incorporated herein by reference.

     (b) This Tender Offer Statement on Schedule TO (this "Schedule") relates to an offer by the Company to purchase from its employees and directors and one former employee, all outstanding options to purchase shares of its common stock, par value $.01 per share, (the "Options") for shares of restricted stock, as defined in the Offer to Exchange, upon the terms and subject to the conditions set forth in the Offer to Exchange, dated August 27, 2001 (the "Offer to Exchange"), and the related Letter of Transmittal (the "Letter of Transmittal," which together with the Offer to Exchange constitute the "Offer"), copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. The information set forth in "Summary Term Sheet," "Introduction," "Number of Shares of Restricted Stock; Expiration Date," "Acceptance of Options for Exchange and Cancellation and Issuance of Restricted Stock" and "Source and Amount of Consideration; Terms of Restricted Stock Award" in the Offer to Exchange is incorporated herein by reference.

     (c) The information set forth in "Price Range of the Common Stock" in the Offer to Exchange is incorporated herein by reference.

ITEM 3.  Identity And Background Of Filing Person.

     (a) The information set forth under Item 2(a) above is incorporated herein by reference.

ITEM 4.  Terms Of The Transaction.

     (a) The information set forth in "Summary Term Sheet," "Introduction," "Number of Shares of Restricted Stock; Expiration Date," "Procedure for Tendering Options," "Withdrawal Rights," "Acceptance of Options for Exchange and Cancellation and Issuance of Restricted Stock," "Certain Conditions of the Offer," "Source and Amount of Consideration; Terms of Restricted Stock Award," "Status of Options Acquired by Us in the Offer," "Federal Income Tax Consequences," "Certain Legal Matters; Regulatory Approvals" and "Extension of Offer; Termination; Amendment" in the Offer to Exchange is incorporated herein by reference.

     (b) The information set forth in "Interests of Directors and Officers; Transactions and Arrangements Concerning the Options" in the Offer to Exchange is incorporated herein by reference.

ITEM 5.  Past Contacts, Transactions, Negotiations And Arrangements.

     (e) The information set forth in "Interests of Directors and Officers; Transactions and Arrangements Concerning the Options" in the Offer to Exchange is incorporated herein by reference.

ITEM 6.  Purposes Of The Transaction And Plans Or Proposals.

     (a) The information set forth in "Purpose of the Offer; Certain Plans or Proposals" in the Offer to Exchange is incorporated herein by reference.

     (b) The information set forth in "Acceptance of Options for Exchange and Cancellation and Issuance of Restricted Stock" and "Status of Options Acquired by Us in the Offer" in the Offer to Exchange is incorporated herein by reference.

     (c) The information set forth in "Purpose of the Offer; Certain Plans or Proposals" in the Offer to Exchange is incorporated herein by reference.

ITEM 7.  Source And Amount Of Funds Or Other Consideration.

     (a) The information set forth in "Source and Amount of Consideration; Terms of Restricted Stock Award" and "Fees and Expenses" in the Offer to Exchange is incorporated herein by reference.

     (b) The information set forth in "Certain Conditions of the Offer" and "Number of Shares of Restricted Stock; Expiration Date" in the Offer to Exchange is incorporated herein by reference.

     (d) Not applicable.

ITEM 8.  Interest In Securities Of The Subject Company.

     (a) Not applicable.

     (b) The information set forth in "Interests of Directors and Officers; Transactions and Arrangements Concerning the Options" in the Offer to Exchange is incorporated herein by reference.

ITEM 9.  Person/Assets, Retained, Employed, Compensated Or Used.

     (a) Not applicable.

ITEM 10. Financial Statements.

     (a) The information set forth in "Certain Information About Us" and "Additional Information" in the Offer to Exchange, and in pages F-2 to F-74 of the Annual Report on Form 10-K for the year ended December 31, 2000 and in "Part I - Financial Information" of the Quarterly Report on Form 10-Q for the quarter ended June 30, 2001 is incorporated herein by reference.

ITEM 11. Additional Information.

     (a) The information set forth in "Certain Legal Matters; Regulatory Approvals" and "Interests of Directors and Officers; Transactions and Arrangements Concerning the Options" in the Offer to Exchange is incorporated herein by reference.

     (b) Not applicable.

ITEM 12. Exhibits.

     (a) (1) Offer to Exchange, dated August 27, 2001.

         (2) Form of Letter of Transmittal.

         (3) Form of Personnel Option Status Sheet.

         (4) Form of Letter to Eligible Option Holders.

         (5) Text of e-mail to employees, dated August 15, 2001 (previously filed on Schedule TO-C dated August 15, 2001).

         (6) Text of frequently asked questions.

         (7) Schedule of educational sessions for eligible particpants.

     (d) (1.1) Motient Corporation Stock Award Plan, incorporated by reference to Exhibit 4.2 to the Motient Corporation Registration Statement on Form S-8 (File No. 333-40566) dated June 30, 2000.

         (1.2)   Motient  Corporation  1999 Stock  Option Plan for  Non-Employee
Directors, incorporated by reference to Exhibit 4.4 to the Motient Corporation Registration Statement on Form S-8 (333-88807) dated October 12, 1999.

         (2.1) Form of Restricted Stock Award Agreement for Awards Pursuant to the Motient Corporation Stock Award Plan.

     (b), (g) and (h) not applicable.

ITEM 13. Information Required By Schedule 13E-3.

     (a) Not applicable.

                                    SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.


                                      MOTIENT CORPORATION

                                      By:  /s/David H. Engvall
                                          --------------------------------------
                                      Name:   David H. Engvall
                                      Title:  Vice President and General Counsel


Dated:  August 27, 2001







                                INDEX TO EXHIBITS



EXHIBIT
NUMBER   DESCRIPTION


  A1      -     Offer to Exchange, dated August 27, 2001.

  A2      -     Form of Letter of Transmittal.

  A3     -      Form of Personnel Option Status Sheet.

  A4     -      Form of Letter to Eligible Option Holders.

  A5     -      Text of e-mail to employees, dated August 15, 2001 (previously filed on Schedule TO-C dated August 15, 2001).

  A6     -      Text of frequently asked questions.

  A7     -      Schedule of educational sessions for eligible particpants.

  D1.1   -      Motient Corporation Stock Award Plan, incorporated by reference to Exhibit 4.2 to the Motient Corporation Registration
                Statement on Form S-8 (File No. 333-40566) dated June 30, 2000.

  D1.2   -      Motient Corporation Director Stock Plan, incorporated by
                reference to Exhibit 4.2 to the Motient Corporation Registration
                Statement on Form S-8 (333-88807) dated October 12, 1999.

  D2.1   -      Form of Restricted Stock Award Agreement for Awards Pursuant to
                the Motient Corporation Stock Award Plan.